December 12, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Benjamin Phippen

100 F Street, N.E.

Washington, D.C. 20549

Re:

Greer Bancshares Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 19, 2013

File No. 000-33021

Dear Mr. Phippen:

We have provided responses to the comments in your letter dated December 2, 2013.  We have repeated the comment and our response follows.

Form 10-Q/A for the quarterly period ended June 30, 2013

Explanatory Note, page 2

1.

We note your disclosure describing your decision to amend your June 30, 2013 Form 10-Q to revise the amount of the deferred tax valuation allowance reversal.  In order to better understand your accounting treatment and the decision to restate your financial statements please provide us with the following and consider the need to revise your disclosures accordingly:

•

The amount of your deferred tax asset and deferred tax asset valuation allowance at June 30, 2013, before and after the restatement;

•

A significantly enhanced discussion of the events that led to the re-evaluation of your accounting and ultimately the restatement of your Form 10-Q for the quarterly period ended June 30, 2013;

•

A significantly enhanced discussion of your accounting both before and after the restatements, highlighting the key changes between the two, the underlying reasons for the differences in accounting and the specific authoritative literature to support your current accounting; and

•

A discussion of any impact on comparability between periods

Response:

After we weighed the significant positive factors related to our valuation allowance on the deferred tax asset, we then assessed the amount of the valuation allowance to reverse.  In our analysis, we did not correctly apply the guidance related to the intraperiod tax allocations.  ASC 740-270-25-7 provides as follows:

The effect of a change in the beginning-of-the-year balance of a valuation allowance as a result of a change in judgment about the realizability of the related deferred tax asset in future years shall not be apportioned among interim periods through an adjustment of the effective tax rate but shall be recognized in the interim period in which the change occurs.

This guidance requires us to project book income over the remaining financial reporting periods in a tax year. Then, with consideration of the projection, we should reverse the portion of the valuation allowance that could not be used to offset tax expense on projected earnings for the remainder of the tax year.  The goal is to report a 0% effective rate for the year of the reversal, net of the portion of the valuation allowance reversing against current year tax expense, and to recognize the remainder of the total reversal as a discrete benefit in the second quarter, the interim period of the reversal. This is accomplished by not reversing all of the valuation allowance at an interim reporting period.  We must consider the effective tax rate as an overall tax rate for the period and reverse the amount necessary to result in the same effective rate for the remainder of the year.

As of June 30, 2013, the deferred tax asset and valuation allowance prior to the restatement were $6,945,000 and zero, respectively, for a net balance of $6,495,000.  Following further analysis and discussions with our auditors as part of our end of year planning, we determined that the discrete adjustment recorded in the second quarter was overstated by approximately $1,476,000 and that restatement of the 10Q was required.  After the restatement, the deferred tax asset and valuation allowance were $6,022,000 and $553,000, respectively, for a net balance of $5,469,000.  The remaining $553,000 of valuation allowance after the restatement will be used to reduce $438,000 of projected tax expense over the next two quarters, and $115,000 will remain to offset DTAs related to capital loss carryovers which are not, based on our analysis, more-likely-than-not to be realized.

We believe that we did not appropriately apply the accounting guidance in the first filing of Form 10Q for June 30, 2013 and revised the accounting to be in compliance with requirements of ASC 740-270-25-7. This is the correction of an error related to our interpretation of the guidance.   We do not believe that this affects the comparability of the periods.  The reporting is consistent with the reversal of a valuation allowance based on significant positive factors that support our assessment that it is more likely than not that our deferred tax will be realized in the future.

Consolidated Financial Statements

General

2.

 As a related matter, please amend your filing to include a financial statement footnote that provides the information required by ASC 250-10-50-7.  We note the aforementioned discussion on page 2 of your Form 10-Q but believe additional detail is required to fully understand your accounting and the underlying reasons to support your restatement.  Also, provide a tabular reconciliation of each financial statement line item impacted, including earnings per share, presenting amounts before and after the correction.  Additionally, please clearly label the columns affected as “Restated” on the face of the financial statements and refer the reader to the note in the financial statements that discusses the restatement.

Response:  If we were to amend the 10-Q, we would do the following:

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Include the following information as a restatement footnote in the 10-Q/A.

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Include all of the verbiage in comment 1 in the MD&A.

•

Label all financial statements as “Restated”.

	Original Financial Statements	Adjustment	Restated Financial Statements	Original Financial Statements	Adjustment	Restated Financial Statements

	As of 6-30-13
Balance Sheet
Deferred Tax Asset	$6,945	$(1,476)	$5,469
Total Assets	$369,929	$(1,476)	$368,453
Retained Earnings	$4,046	$(1,476)	$2,570
Stockholder's Equity	$27,950	$(1,476)	$26,474
Total Liabilities and Stockholder's Equity	$369,929	$(1,476)	$368,453

Statement of Changes in Stockholder's Equity
Retained Earnings	$4,046	$(1,476)	$2,570
Total Stockholder's Equity	$27,950	$(1,476)	$26,474

	3 Months Ended 6-30-13			6 Months Ended 6-30-13
Income Statement
Benefit for income taxes	$5,432	$(1,476)	$3,956	$5,386	$(1,476)	$3,910
Net Income	$7,947	$(1,476)	$6,471	$8,772	$(1,476)	$7,296
Net Income available to common shareholders	$7,761	$(1,476)	$6,285	$8,402	$(1,476)	$6,926

Basic net income per share	$3.12	(0.59)	$2.53	$3.38	(0.59)	$2.79
Diluted net income per share	$3.12	(0.59)	$2.53	$3.38	(0.59)	$2.79

Statement of Comprehensive Income
Net Income	$7,947	$(1,476)	$6,471	$8,772	$(1,476)	$7,296
Comprehensive Income	$4,454	$(1,476)	$2,978	$5,004	$(1,476)	$3,528

The restatement resulted from the Company’s incorrect application of ASC 740-270-25-7. As of June 30, 2013, the deferred tax asset and valuation allowance prior to the restatement were $6,945,000 and zero, respectively, and after the restatement were $6,022,000 and $553,000, respectively, for a net balance of $5,469,000.    The remaining $553,000 of valuation allowance after the restatement will be used to reduce $438,000 of projected tax expense over the next two quarters, and $115,000 will remain to offset DTAs related to capital loss carryovers which are not, based on our analysis, more-likely-than-not to be realized.

We believe that we did not appropriately apply the accounting guidance in the first filing of Form 10Q for June 30, 2013 and revised the accounting to be in compliance with requirements of ASC 740-270-25-7. This is the correction of an error related to our interpretation of the guidance.  This guidance requires us to project book income over the remaining financial reporting periods in a tax year. Then, with consideration of the projection, we should reverse the portion of the valuation allowance that could not be used to offset tax expense on projected earnings for the remainder of the tax year.  The goal is to report a 0% effective rate for the year of the reversal, net of the portion of the valuation allowance reversing against current year tax expense, and to recognize the remainder of the total reversal as a discrete benefit in the second quarter, the interim period of the reversal. This is accomplished by not reversing all of the valuation allowance at an interim reporting period.  We must consider the effective tax rate as an overall tax rate for the period and reverse the amount necessary to result in the same effective rate for the remainder of the year.

We respectfully request that you consider this request from us to not amend the 10-Q as a result of this comment letter. We do understand that we did not fully comply with ASC 250-10-50-7. We do ask that you consider the following:

•

The amounts do not change in the 10-Q/A.

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The amendment will provide more information, but it is a complicated issue.  We think the disclosure will add information, but due to the nature of the issue, will likely not add clarity for the users of our financial statements.

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Investors have already had access to correctly calculated tax expense amounts in the subsequent Form 10-Q, for the period ended September 30, 2013.  We believe that amending the June 30, 2013 Form 10Q at this time presents the likelihood that the understanding of our financial position by users of our financial statements will not be enhanced, and may produce the opposite effect.

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/J. Richard Medlock, Jr.

J. Richard Medlock, Jr.

Chief Financial Officer